1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

Robert H. Rosenblum
Email: rrosenblum@wsgr.com
Direct Dial: 202-973-8808
November 1, 2019
Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
100 F Street, NE
Washington, DC 20549
Attn: Dana Brown
Re: YouNow, Inc.
Offering Statement on Form 1-A
Post-Qualification Amendment No. 1
Filed September 27, 2019
File No. 024-11018
Dear Mr. Brown:
YouNow, Inc. (“YouNow” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated October 25, 2019, relating to the Company’s filing on September 27, 2019 of the Company’s Post-Qualification Amendment No. 1 (the “Amendment”) to the Company’s Offering Statement on Form 1-A (as supplemented, the “Offering Statement”). The Company is concurrently filing an amended Post-Qualification Amendment (the "Amended Filing"), which includes changes in response to the Staff’s comments as well as other revisions.
To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.
Post-Qualification Offering Circular Amendment No. 1
General

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LONDON      LOS ANGELES      NEW YORK      PALO ALTO
SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

1.Please revise to state that PeerStream, Inc. is a statutory underwriter under Section 2(a)(11) of the Securities Act. We note your statement that app developers will be receiving Props Tokens from you with a view to distribute Props Tokens to app users. To the extent that you revise your disclosure regarding PeerStream, Inc. in response to this comment, also revise disclosure discussing not yet named third party app developers that may distribute your tokens.
In response to the Staff's comment, YouNow has revised the Amended Filing on the cover page, pages 44, 101, 132, 146, 147, and 156 to state that PeerStream, Inc. ("PeerStream") will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act. In addition, YouNow has revised the Amended Filing on page 36 to state that app developers joining the Props Network in the future may also be deemed to be statutory underwriters, depending on factual circumstances.
2.    Please tell us whether any sales were made pursuant to your offering statement during the period in which you were not current in filings pursuant to Rule 257(b) of Regulation A. In this regard we note that your Form 1-SA filed October 9, 2019 was due within 90 calendar days after the six months ended June 30, 2019, the semiannual period covered by the report. Refer to Rule 251(d)(3)(i)(F) for guidance.
This response has been reviewed by Blakemore, Fallon, Garcia, Rosini & Russo, PLLC (“Blakemore”), as Blakemore advises the Company on its ongoing reporting requirements.

In response to the Staff’s comment, the Company respectfully submits that its first periodic report due to be filed pursuant to Regulation A was a special financial report filed on a Form 1-SA pursuant to Rule 257(b)(2)(i)(B), within the time period specified in Rule 257(b)(2)(ii), rather than the semiannual report included in Rule 257(b)(3). The Company believes this to be the case because, as described in Rule 257(b)(2)(i)(B), the Company’s offering statement was qualified during the last six months of its fiscal year and did not contain unaudited financial statements covering the first six months of its 2019 fiscal year. See also Form 1-SA (General Instruction A.(3)).

The Company acknowledges the requirements of Rule 257(b)(3) but respectfully submits its belief that Rule 257(b)(2)(i)(B) should be read to supersede Rule 257(b)(3) where, as here, a company’s offering statement is qualified after, and did not include at qualification unaudited financial statements covering, the first six months of the company’s fiscal year. As the Commission noted in its adopting release, the Regulation A special financial reporting requirements were adopted to close what would otherwise be “lengthy gaps in the financial reporting between the financial statements included in the Form 1-A and the issuer’s first periodic report due after qualification of the offering statement.” See, e.g., SEC Rel. No. 33-9741, at Section II.E.1.c.(4). To read Rule 257(b) to require the Company in this instance to file a semiannual report pursuant to Rule 257(b)(3) would be inconsistent with the Commission’s stated purpose for adopting the Regulation A special financial

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

reporting requirements in that it would render any filing made pursuant to Rule 257(b)(2)(i)(B) a nullity.

For these reasons, the Company respectfully submits its belief that the first periodic report it was required to file pursuant to Rule 257(b) was a special financial report filed pursuant to Rule 257(b)(2), it timely met that obligation when it filed a special financial report with the Commission on October 9, 2019, within 90 calendar days after July 11, 2019, the qualification date of the offering statement, and that it has been timely and current in its ongoing Regulation A reporting obligations since qualification.

3.    Please provide us your analysis as to whether identifying your first third party developer represents a fundamental change pursuant to Rule 252(f)(2)(ii). In this regard we note not only that PeerStream appears to be a statutory underwriter but also that the use of a third party developer appears to be a key part of your ongoing business plan.
The Company respectfully advises the Staff that, for the reasons discussed below, it does not believe that identifying the first third party developer to join the Props Network represents a fundamental change pursuant to Rule 252(f)(2)(ii).
Under Rule 252(f)(2)(ii), a post-qualification amendment must be filed "[t]o reflect any facts or events arising after the qualification date of the offering statement (or the most recent post-qualification amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the offering statement."1 In general, fundamental changes in the information set forth in the offering statement are changes that are "major and substantial" to the information set forth in the offering statement.2 For example, a fundamental (as opposed to a material) change to the nature of an issuer’s business would include "major and substantial changes to the issuer’s business or plan of operations or changes reasonably expected to result in such changes."3
The Amended Filing does not, however, include any such "major and substantial" change to the information set forth in the Offering Statement qualified in July 2019. The Offering Statement qualified in July 2019 already described in substantial detail the addition of a third party developer as reflected in the Amended Filing. For example, on pages 100-101 of the offering circular, YouNow
1 17 CFR § 230.252
2 See Delayed or Continuous Offering & Sale of Sec., Release No. 6334 (Aug. 6, 1981) at 12 (discussing the use of the term "fundamental" in the context of RegulationS-K, Item 512 and noting that the term "is intended to reflect more accurately current staff practice under which post-effective amendments are filed when major and substantial changes are made to information contained in the registration statement....While many variations in matters such as operating results, properties, business, product development, backlog, management and litigation ordinarily would not be fundamental, major changes in the issuer's operations, such as significant acquisitions or dispositions, would require the filing of a post-effective amendment.")
3 See Amendments for Small & Additional Issues Exemptions Under the Sec. Act (Regulation a), Release No. 2501 (Mar. 25, 2015) at 177.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

described how independent developers interested in building Props Apps will be incorporated into the Props Network, including how the Protocol Rewards Engine will operate to allocate Props Tokens as rewards for usage of these additional Props Apps. Further, on page 104, YouNow disclosed the formula used for allocations of daily rewards between Props Apps. Effectively, YouNow already described the mechanics of the Props Network's operation upon the Third Party Developer's addition to the Props Network, as well as the significance of these additions to the Props Network's development.
As a result, the description in the Amended Filing of how the Third Party Developer will operate on the Props Network does not reflect any change to the mechanics of the Props Network or to YouNow's ongoing business plan, which each remain substantively the same as was described in the qualified Offering Statement. The Third Party Developer, for example, will now have its app's usage become a part of the calculation contemplated in the formula described on the qualified Offering Statement's page 104 ("Daily Rewards Allocations"). Effectively, the achievement of the important addition of a Props App developed by a third party will only change the number of persons working within the already-described infrastructure, which means that YouNow will no longer have the only Props App that earns allocations of daily rewards from the Protocol Rewards Engine.
Notably, users of the YouNow Props App will not see any meaningful change as a result of the addition of the Third Party Developer; those users can and do earn Props Tokens today through their use of the YouNow App, and if and when the Amended Filing is declared effective, those users will still be able to earn Props Tokens through their use of the YouNow App. The only change in this regard will be a likely decrease in the total number of Props Tokens available to YouNow to distribute to those particular users, because the Rewards Engine likely will award some Props Tokens to the Third Party Developer, and those Props Tokens will be available for distribution by the Third Party Developer to users of its Props App. This is not a material change; it is the natural consequence of successfully bringing more Props Apps onto the YouNow platform, and bringing more users onto the YouNow Platform.

Rather than being a "major and substantial" change to the information described in the Offering Statement, then, the Amended Filing simply reflects a material update regarding the progression of the already-disclosed planned development of the Props Network. In aggregate, the disclosure provided in the Amended Filing simply reflects additional facts that show the material progression of YouNow's business along this course already described in the qualified Offering Statement. As a result, while YouNow does believe that the addition of the Third Party Developer's Props App to the Props Network is a significant and positive milestone in the Props Network's development, there is no change to the nature of YouNow’s business described in the Amended Filing. The change contemplated in the Amended Filing is akin to significant product development.4
4 See Delayed or Continuous Offering & Sale of Sec., Release No. 6334 (Aug. 6, 1981) at 12 (noting that "variations in matters such as ... product development ... ordinarily would not be fundamental").

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

Further, YouNow does not believe that disclosing the added third party developer's status as a deemed statutory underwriter under Section 2(a)(11) of the Securities Act represents a fundamental change in the information set forth in the Offering Statement. This is the application of a legal conclusion regarding the non-fundamental update described above, and the fact that Props Tokens would be distributed to users of other apps was already described. On page 97 of the qualified offering circular, YouNow described how Props Tokens would be used as incentives for the use of other Props Apps, like the CamFrog app to be added by the Third Party Developer. As a result, the fact that the Third Party Developer will be deemed to be a statutory underwriter under Section 2(a)(11) doesn't amount to any "major and substantial" change to information already set forth in the Offering Statement. YouNow has not made a major change, such as introducing a broker-dealer, that could have changed the way Props Tokens would be distributed beyond app users.5
As a result, YouNow does not believe that the Amended Filing reflects facts or events which, individually or in the aggregate, represent a fundamental change in the information previously provided by YouNow in the Offering Statement, and YouNow was, therefore, not required to file an amendment pursuant to Rule 252(f)(2)(ii). YouNow chose to voluntarily file the Amended Filing in order to ensure that the Commission has had the opportunity to review and comment on regulatory issues potentially implicated by the Amended Filing, and in deference to the Commission, YouNow has not yet added PeerStream's Props App to the Props Network. Until the Staff has qualified the Amended Filing, YouNow will operate the Props Network only as contemplated in the currently-qualified Offering Statement.
4.    We note that you have filed what appears to be the form of Props App Services Agreement with PeerStream as an exhibit pursuant to Item 17(1) of Part III of Form 1-A. We note, however, that you have omitted certain attachments from this agreement, such as usage guidelines and AML/KYC/OFAC standards. Please clarify if you intend to file the complete agreement at later date or otherwise provide us with an analysis as to why these omitted attachments are not material.
In response to the Staff's comment, YouNow has refiled the form of Props App Services Agreement to include Exhibit B and Exhibit C.
Further, the Company respectfully advises the Staff that (i) Exhibit A will be comprised of the qualified offering circular, as supplemented and amended, on the date of the Props App Services Agreement's execution, (ii) Exhibit D will be comprised of the section of the Amended Filing entitled "Annex A: PeerStream Plan of Props Token Usage," and (iii) Exhibits E and F will be
5 Further, we note that material changes to the plan of distribution do not require the filing of a post-qualification amendment. Compare 17 CFR § 230.252(f)(2) (providing for the filing of post-qualification amendments (i) at least every 12 months after the qualification date to include the financial statements that would be required by Form 1-A as of such date and (ii) for fundamental changes) with17 CFR § 229.512(a)(1) (providing for the filing of post-effective amendments in the context of Rule 415 offerings to include material information with respect to the plan of distribution not previously disclosed (or material changes to information previously disclosed) in the registration statement).

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

comprised of trademarks. As a result, the company has revised the filed version of the form of Props App Services Agreement to state that Exhibit A, Exhibit D, Exhibit E, and Exhibit F are either not material to an investment decision or are otherwise disclosed in the offering statement or exhibits thereto and thus have been omitted.
5.    Please tell us the number of apps for which you currently have agreements to distribute your tokens. You refer to PeerStream, Inc. as the Third Party App Developer. We also note the July 11, 2019 TechCrunch article stating that four partnered apps will be applying Props Tokens to their apps.
The Company respectfully advises the Staff that YouNow does not currently have any agreements with any Props App developers to distribute Props Tokens. Prior to qualification of the Amended Filing, however, YouNow intends to enter into the Props App Services Agreement with PeerStream, which will oblige PeerStream to distribute Props Tokens as contemplated in the Props App Services Agreement and in the Amended Filing.
Separately, YouNow entered into a non-binding term sheet with SplitmediaLabs Ltd. ("xSplit"), the creator of the xSplit app, in July 2019. This term sheet provides that it "is not, nor is it intended to be, legally binding" and contemplates the eventual entry into a binding agreement to work towards integration of Props Tokens into xSplit's apps. However, neither the term sheet nor the agreement it contemplates would oblige xSplit to distribute Props Tokens. Only upon entry into an agreement similar to the contemplated Props App Services Agreement would xSplit or other app developers be obliged to distribute Props Tokens.
The Company also respectfully advises the Staff that a July 11, 2019 TechCrunch article's reference to "[f]our partnered apps [that] have been lined up" appears to be a reference to PeerStream and xSplit.6 As discussed in the Amended Filing, PeerStream will have one app, CamFrog, operating as a Props App upon qualification of the Amended Filing, and in the future, we anticipate that a second PeerStream app, Paltalk, will be added as a Props App. We anticipate that xSplit may ultimately also add two apps to the Props Network as Props Apps. These four apps appear to be the "four partnered apps" referenced in the TechCrunch article.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53
6 Constine, Josh, "SEC approves [sic] 1st consumer RegA+ token Props for cross-app rewards" (July 11, 2019), https://techcrunch.com/2019/07/11/props-reg-a-token/

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

6.    As required by Item 9 of Form 1-A, please revise to discuss the issuer’s financial condition, changes in financial condition and results of operations for the interim periods presented, including the causes of material changes from period to period in financial statement line items, to the extent necessary for an understanding of the issuer’s business as a whole.
In response to the Staff's comment, YouNow has revised the Amended Filing on pages 56-58 and 64-67 to include YouNow's discussion of its financial condition, changes in financial condition and results of operations for the interim periods presented, including the causes of material changes from period to period in financial statement line items, to the extent necessary for an understanding of the issuer’s business as a whole.
Description of the Props Token's Role in Helping to Align Incentives of Network Participants, page 97
7.    Please tell us what plans the Third Party App Developer has to distribute Props Tokens to other third parties. We note the last sentence of the third bullet point.
The Company respectfully advises the Staff that, other than distributions of Props Tokens to users of the Third Party App Developer’s Props Apps as described in “Annex A” to the Amended Filing, the Third Party App Developer does not currently have any plans to distribute Props Tokens to other third parties. In addition, in response to the Staff's comment, YouNow has revised the Amended Filing on page 101.
Financial Statements, page F-1
8.    Please update your post-qualification amendment to include interim financial statements for YouNow, Inc. Refer to Part F/S (c)(1) of Form 1-A.
In response to the Staff's comment, YouNow has revised the Amended Filing on pages F-3-F-24 to include YouNow's interim financial statements.
* * *
We hope the foregoing has been responsive to the Staff’s comments. If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum
Robert H. Rosenblum